October 30, 2024

Jialuan Ma
Chief Executive Officer
UY Scuti Acquisition Corp.
39 E Broadway, Suite 603
New York, NY 10002

       Re: UY Scuti Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted September 30, 2024
           CIK No. 0002036973
Dear Jialuan Ma:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 30, 2024
Cover Page

1. We note on the cover page you state that most of our executive officers and directors are located in or have significant ties to China, and these ties to China present legal and operational risks to you and your investors, which exist and are independent of the legal and operational risks that ties to China may present in connection with effecting an initial business combination. Please reconcile this disclosure with the statements in your Summary of Risk Factors that you have determined that the laws and regulations of the PRC as currently interpreted do not currently apply to you solely because a majority of your executive officers have significant ties to China and/or are located in China.
2. We note that certain of your executive officers and directors are located in or have
 October 30, 2024
Page 2

      significant ties to China. Please revise here and relevant sections throughout the prospectus to identify each officer and director located in China or Hong Kong.
3. Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting.
4. Please revise the cover page to disclose any limitations on redemption rights. In this regard, we note your disclosure on page 32 regarding limitation on redemption rights.
      Refer to Item 1602(a)(2) of Regulation S-K.
5. Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.
6. Please provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, as required by Item 1602(a)(3) of Regulation S-
      K.
7. When discussing the founder shares, please revise to clarify that the founder shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman
      Islands, as described on page F-8.
8. Please state whether compensation may result in a material dilution of the purchasers equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of all related disclosures in the prospectus. See Item
      1602(a)(3) of Regulation S-K.
Prospectus Summary, page 1

9. We note the disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please revise to disclose whether your officers and directors are required to obtain such permissions or approvals from
      PRC government authorities to search for a target company.
10. Please expand your discussion to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to achieve a business combination with a target company.
11. We note disclosure on page 7 that your team has experience in "SPAC-related matters," etc. We also note disclosure on page 86 that Ms. Jialuan Ma and Mr. Sze
      Wai Lee have had experience operating a blank check company in the past. Please expand your disclosure to clearly describe the experience of the sponsor, its affiliates, promoters and your management team in organizing any SPACs and the extent to which they are involved in other SPACs. For each such SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.
12. Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.
The Sponsor , page 5

13. In the table here and on page 142, regarding the lock-up terms applicable to the
 October 30, 2024
Page 3

       private placement units, please clarify when "after the completion of the initial business combination" these units will be transferable. Please also describe the conversion of the founder shares to public shares at the time of the initial business combination and any related anti-dilution provision.
14.    Please revise the tables beginning on page 6 and 142 to disclose the lock-up
       agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
15.    Please disclose any circumstances or arrangements under which the sponsor, its
       affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. Also disclose the potential forfeiture of founder shares by the sponsor if the over-allotment option is not exercised. See Item 1603(a)(6) of Regulation S-K.
       In addition, if true, please add risk factor disclosure about risks that may arise from
       Mr. Guojian transferring his ownership interest and control of the sponsor to another party, or UY Scuti Investments Limited otherwise being removed as sponsor before identifying and completing a business combination.
16.    Please describe the general character of the SPAC sponsor   s business.
See Item
       1603(a)(2) of Regulation S-K.
17. Please revise to address the extent to which this compensation may result in a material
       dilution of the purchasers    equity interests. See Item1602(b)(6) of
Regulation S-K.
Enforcement of Civil Liabilities, page 9

18. Please revise your section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to identify each officer and director located in China or Hong Kong. Also, please disclose this in your business section.
Initial Business Combination, page 17

19. Please disclose the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Founder Shares, page 25

20. When discussing the founder shares, please revise to clarify that the founder shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman
       Islands, as described on page F-8. Also describe the conversion of the founder shares at the time of the initial business combination and any related anti-dilution provisions.
Anticipated expenses and funding sources, page 27

21. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may
 October 30, 2024
Page 4

       impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-
       K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement units.
Conflicts of interest, page 39

22. Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans and reimbursement for any out-of-pocket expenses. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with affiliated with your sponsor, directors or members of your management team. See Item 1602(b)(7) of Regulation
       S-K.
23. Please revise your disclosure in this section to clearly state the conflicts of interest with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K. Summary
Dilution, page 42

24. We refer you to your disclosure in the second paragraph on page 42 that states "[s]uch calculations include additional dilution associated with the conversion of the rights, as set forth in the below table." Please tell us how you determined that such calculations reflects the conversion of rights.
25. We note your disclosure throughout the filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than
       $5,000,001. We further note your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 42 and 43. Such tabular presentation appears to assume your maximum redemption threshold is 4,465,909 ordinary shares, which is less than the 5,000,000 shares to be sold to public shareholders as part of this offering.
       Further, the use of 4,465,909 ordinary shares does not appear to be due to the
       $5,000,001 net tangible assets restriction. Please tell us how you derived the amount of 4,465,909 ordinary shares for the denominator and a redemption amount of
       $44,659,090 for your numerator within your 100% maximum redemption column in your dilution presentation, or revise. Please refer to Item 1602 of Regulation S-K.
26. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 97 of your prospectus.
Risk Factors, page 50

27. We note that you have described a number of risks associated with acquiring and operating a business in China beginning on page 45. However, you have not
 October 30, 2024
Page 5

       included risk factor disclosure based on the fact that you and your sponsor, officers and directors are currently located in or have significant ties to China. Therefore,
       given the Chinese government   s significant oversight and discretion
over the conduct
       of your directors    and officers    search for a target company, please
revise to describe
       any material impact that intervention, influence, or control by the
Chinese
       government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
28.    We note on the cover page a cross reference to Risk Factors     Risks
Associated with
       Acquiring and Operating a Business in China, however, it does not appear to be in the
       Risk Factors section. Please revise or advise.
29. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to
       explain how this oversight impacts your officers and directors.
If we seek shareholder approval of our initial business combination . . . , page 56

30. We note your disclosure that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases could be to vote shares in favor of the business combination to increase the likelihood of obtaining shareholder approval or satisfy a closing condition. Please tell us how such purchases would comply with Rule 14e-5. Please see Tender Offer Rules and Schedules C&DI 166.01 for further information.
If we are deemed to be an investment company . . ., page 63

31. We note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company
       Act. Please revise to also discuss the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any rights would expire worthless. In addition, we note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company Act. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding
 October 30, 2024
Page 6

       your investment in these securities. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Risk Factors
The nominal purchase price paid by our sponsor for the founder..., page 107

32. Please confirm the accuracy of the amounts in this risk factor, or revise for accuracy.
       In your response, please specifically clarify for us how you derived the valuation of
       $57,500,000, derived the implied value per share upon consummation of initial business combination of $8.00, how a change from an implied value of $10.00 to an implied value of $8.00 is a 20% increase, and how you derived the share price of
       $1.01 per share as the lowest trading price for your sponsor to recoup its entire investment.

Dilution , page 116

33. Please tell us the nature of the difference between the public offering price of $8.33 per share disclosed on pages 116-117 and the public offering price of $10.00 per share disclosed elsewhere in the filing. Alternatively, please revise your filing for consistency.
34. We note your table on the bottom of page 117 appears to assume proceeds held in trust subject to redemption of $44,659,090. Please tell us how you derived the amount of $44,659,090 for proceeds held in trust subject to redemption, or revise.
Capitalization , page 118

35. We note your disclosure on page F-9 for your Ordinary shares subject to possible redemption; specifically, we note the Company has elected to recognize changes in the redemption value immediately. As such, please tell us why the 5,000,000 Ordinary shares subject to possible redemption in the Capitalization table on page 118 are less than $50,000,000, or revise. This comment also applies to your Summary Financial
       Data on page 49.
36. Please tell us how you determined 1,250,000 is the number of ordinary shares issued and outstanding, as adjusted, or revise.
Sponsor Information, page 141

37. Please revise the compensation table on page 141 to include all payments that may be made to your sponsor, its affiliates or promoters for their services rendered prior to or in connection with the completion of the initial business combination as provided on page 5. We note disclosure beginning on page 38 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates.
       Please also disclose the anti-dilution adjustment of the founder shares in the table.
38. We note your statement that the private placement units are identical to the units sold in this offering "except as described in this prospectus." Please explain, or include a cross reference to disclosure elsewhere that explains how private units, including the
 October 30, 2024
Page 7

       private shares and private rights underlying the units, are not identical to the units sold in the offering.
       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Bill Huo